SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934


                                 FINAL AMENDMENT

    Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC
                                (Name of Issuer)

    Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC
                      (Name of Person(s) Filing Statement)


                  UNITS OF LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                Millie Kim, Esq.
                      Citigroup Alternative Investments LLC
                        399 Park Avenue, Mezzanine Level
                            New York, New York 10043
                            Telephone: (212) 559-8580


 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)


                                 With a copy to:
                              Paul Schreiber, Esq.
                             Shearman & Sterling LLP
                              599 Lexington Avenue
                            New York, New York 10022
                                (212) 848 - 4000

                                  June 24, 2004
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

-------------------------------------------------------------------------------

Transaction Valuation:  $10,442,690 (a)    Amount of Filing Fee      $1,323 (b)

---------------------------------------- --------------------------------------


(a)    Calculated as the aggregate maximum purchase price for units.

(b)    Calculated at $126.70 per $1,000,000 of the Transaction Valuation.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $1,323.00
Form or Registration No:   SCHEDULE TO, REGISTRATION NO. 005-79005
Filing Party:              CITIGROUP ALTERNATIVE INVESTMENTS MULTI-ADVISER HEDGE
                           FUND PORTFOLIOS LLC
Date Filed:                June 24, 2004

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[  ]   third-party tender offer subject to Rule 14d-1.

[x] issuer tender offer subject to Rule 13e-4.

[  ]   going-private transaction subject to Rule 13e-3.

[  ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x].

          This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed June 24, 2004 by Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC (the "Company") in connection with an offer ("Offer") by the Company to purchase up to $10,442,690 of units of limited liability company interests in the Company ("Units") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. The Offer applied to Units of each of the two separate series of the Company designated as "Multi-Strategy Series M" and "Multi-Strategy Series G." Copies of the Offer to Purchase and Notice of Intent to Tender were previously filed as Exhibits B and C to the Statement on June 24, 2004.

          This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

          The following information is furnished pursuant to Rule 13e-4(c)(4):

          1. The Offer expired at 12:00 midnight, Eastern Time, on September 1, 2004.

          2. The Valuation Date of the Units tendered pursuant to the Offer was September 30, 2004.

          3. 1236.32 and 5307.19 Units of Multi-Strategy Series M and Series G, respectively, were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Units were accepted for purchase by the Company in accordance with the terms of the Offer.

          4. The payment of the purchase price for the Units tendered was made in the form of promissory notes issued on October 10, 2004 to each Member who tendered Units that were accepted for purchase by the Company in accordance with the terms of the Offer. On or before October 30, 2004, the Company paid to such tendering Members, a total of $1,307,159.77 and $5,747,986.66 for Multi-Strategy Series M and Series G, respectively, representing the amount payable under the notes.



                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                            CITIGROUP ALTERNATIVE INVESTMENTS
                            MULTI-ADVISER HEDGE FUND PORTFOLIOS LLC


                       By:  /s/ Clifford De Souza
                          ----------------------------------------
                          Name: Clifford De Souza
                          Title: President and Director



November 5, 2004